

December 2, 2022

Bradley Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, Colorado 80026

> **Re: urban-gro, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 1-39933**

Dear Bradley Nattrass:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures
Management Report on Internal Control over Financial Reporting, page 35

1. Please state whether your internal controls over financial reporting were effective or ineffective at December 31, 2021 in accordance with Item 308(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. We note from your disclosure within your Business Overview that you design and engineer indoor controlled environment agriculture facilities, then integrate complex environmental equipment systems into those facilities, and provide ongoing maintenance, training, and support services through an integrated suite of services and equipment

solutions.  Please expand your accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in ASC 606-10-50. For example, please clarify if your design and engineering services are pursuant to contracts in which services are measured over time and how you recognize revenue.  In addition, please revise to provide the disclosure required by ASC 606-10-50-5.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Dick Akright, Chief Financial Officer